Exhibit 21.1

SUBSIDIARIES OF WATCHIT MEDIA, INC (THE “COMPANY”)

AS OF DECEMBER 31, 2005

Subsidiary	State or Other Jurisdiction of Incorporation of Organization
Cotelligent USA, Inc.	California corporation
Recency Media, Inc.	Delaware corporation
Recency Media USA, Inc.	Delaware corporation
Watchit Media USA, Inc.	Delaware corporation